Registration Statement No. 33-62557
                                   Filed Pursuant to Rule 424(b)(3)




                      PIEDMONT BANKGROUP INCORPORATED

                     Supplement dated October 12, 1995
                   To Prospectus dated September 12, 1995

     Of the $8,043,000 aggregate principal amount of the Debentures outstanding on September 6, 1995, $7,899,000 principal amount were converted into 434,011 shares of Common Stock (98.21% of the shares offered), and the remaining 7,912 shares (1.79% of the shares offered) are to be purchased by the Standby Purchaser as set forth in the Prospectus.

     The Standby Purchaser has advised the Company that the 7,912 shares are initially being offered to the public at a price of $25.75 per share. See "Cover Page" and "Standby and Other Arrangements" in the Prospectus.